

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Jilliene Helman
Chief Executive Officer
RealtyMogul Income REIT, LLC
10573 W Pico Blvd, PMB #603
Los Angeles, CA 90064

> **Re: RealtyMogul Income REIT, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed April 9, 2024**
> **File No. 024-11877**

Dear Jilliene Helman:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed on April 9, 2024

Plan of Distribution, page 144

1. We note your response to prior comment 5. We are still considering your disclosure regarding the automatic investment program.

Index to Consolidated Financial Statements of RealtyMogul Income REIT, LLC, page F-1

2. Please update your financial information pursuant to the instructions and requirements outlined within paragraph (c) of Part F/S of Form 1-A.

Exhibits

3. We note your response to prior comment 6. Please explain the purpose for the exceptions in paragraph 2 of the legal opinion or delete. Also delete the assumptions in paragraph B of the legal opinion as it relates to the company. For guidance, see sections II.B.1.a and

II.B.3.a in Staff Legal Bulletin No. 19 (CF) dated October 14, 2011, which is available on our website.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lauren Prevost